Exhibit 99.68

NexGen Affiliate IsoEnergy Ltd. Enters into Amalgamation Agreement with AireSurf Networks Holdings Inc.

Vancouver, BC, September 7, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE) is pleased to announce that its affiliate, IsoEnergy Ltd. (“IsoEnergy”) (an entity in which NexGen currently holds approximately 76% of the issued and outstanding common shares) has entered into an amalgamation agreement with AireSurf Networks Holdings Inc. (“AireSurf”), an arm’s length, unlisted reporting issuer in Alberta and Ontario.

AireSurf will amalgamate (the “Amalgamation”) with a newly formed, wholly-owned subsidiary of IsoEnergy, by way of a “three-cornered amalgamation”. As a consequence of the Amalgamation, the amalgamated company will become a wholly-owned subsidiary of IsoEnergy and AireSurf shareholders will receive 0.020833 common shares of IsoEnergy for each one (1) common share of AireSurf held, representing approximately 1% of the outstanding shares of IsoEnergy. NexGen will retain a 76% interest in IsoEnergy following the Amalgamation. IsoEnergy will become a reporting issuer in Alberta upon completion of the Amalgamation. The Amalgamation is subject to a number of conditions, including AireSurf shareholder approval and that IsoEnergy’s common shares be accepted for listing on the TSX Venture Exchange. A meeting of AireSurf shareholders is scheduled for September 29, 2016 and the transaction is scheduled to close on September 30, 2016. IsoEnergy has applied to list its common shares on the TSX Venture Exchange. Such listing is subject to IsoEnergy meeting all of the listing requirements of, and the satisfaction of any conditions imposed by, the TSX Venture Exchange.

The Amalgamation will not have any effect on the capitalization, financial condition or business of NexGen.

In addition, IsoEnergy completed a non-brokered private placement of common shares pursuant to which it issued an aggregate of 4,139,000 common shares at a price of $1.00 per share, raising $4,139,000 in gross proceeds. IsoEnergy also completed a brokered private placement pursuant to an agency agreement between IsoEnergy and Dundee Securities Ltd. pursuant to which IsoEnergy issued 1,8181,200 flow-through common shares at a price of $1.10 per share and 2,092,500 common shares at a price of $1.00 per share for gross proceeds of $4,092,520 and, together with the non-brokered placement, aggregate gross proceeds of $8,231,520.

In June, 2016, NexGen transferred all of its interest in the Radio Project, the Thorburn Lake Project and each of the Madison, 2Z and Carlson Creek properties (collectively, the “Transferred Properties”) to IsoEnergy in exchange for 29 million common shares of IsoEnergy at a price of $1.00 per share. Subsequently, IsoEnergy acquired a 100% interest in the North Thorburn property in exchange for 1 million common shares of IsoEnergy at a price of $1.00 per share and $100,000 cash. Other than the Radio Project, in which IsoEnergy holds an exclusive right to earn a 70% interest upon meeting certain project expenditure requirements, IsoEnergy holds a 100% interest in the Transferred Properties and the North Thorburn property.

The Board of Directors of IsoEnergy consists of Leigh Curyer (Chair), Chris McFadden, Trevor Thiele, Craig Parry, Richard Patricio and Garrett Ainsworth, all directors or executive officers of NexGen. Effective April 1, 2016, Craig Parry was appointed as President and Chief Executive Officer of IsoEnergy and effective July 1, 2016 Steve Blower was appointed as Vice President Exploration.

Mr. Parry has over 18 years’ experience in the resources sector as a geologist and in executive roles. Mr. Parry is a founder of IsoEnergy and is a founding Director of NexGen. At NexGen, Mr. Parry was responsible for the technical review of the Radio property prior to NexGen acquiring its interest in the property. Mr. Parry was a co-founder of and advisor to EMR Capital and a co-founder and executive Director of the Tigers Realm Group of companies. Mr. Parry was CEO of Tigers Realm Coal from 2012 to 2015. Prior to joining Tigers Realm, Mr. Parry held senior exploration and business development roles at G-Resources Limited, Oxiana Limited and Rio Tinto. Mr. Parry holds an Honours Degree in Geology from the University of New South Wales and is a Member of the AusIMM.

Mr. Blower is a Professional Geologist with over 20 years of experience in the minerals industry including mine geology, resource estimation and exploration for a variety of commodities. For the past 10 years, Mr. Blower has been involved in uranium exploration in the Athabasca Basin, most recently as the Vice President Exploration for Denison Mines. At Denison, Mr. Blower led the team that added 75M lbs of U3O8 mineral resources to the Wheeler River project through expansion of the Phoenix deposit and the discovery of the Gryphon basement hosted uranium deposit. Prior to Denison Mines, Mr. Blower was President, CEO and a director of Pitchstone Exploration Ltd. until its sale in 2012 to Fission Energy. Mr. Blower is a Professional Geoscientist, holds a B.Sc. degree in Geological Sciences from the University of British Columbia and a MSc. in Geological Sciences from Queen´s University.

Leigh Curyer, Chief Executive Officer of NexGen commented: “We are thrilled to create IsoEnergy which will drill the prospective Eastern Athabasca Basin properties without distracting from our technical, management and financial focus on Arrow. IsoEnergy will employ the same disciplines that have made NexGen a success but with its own experienced management team and capital. We now look eagerly forward to the upcoming drilling season and what it may hold for IsoEnergy and NexGen shareholders.”

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has an experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects from discovery to production. NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014, Bow Discovery in March 2015 and the Harpoon Discovery in August 2016.

About IsoEnergy

IsoEnergy is a well-funded British Colombia corporation with a focus on the exploration of Uranium projects in the eastern Athabasca Basin, Saskatchewan, Canada. IsoEnergy has a dedicated and experienced management team of uranium industry professionals and is supported by the team responsible for the success of NexGen.

IsoEnergy owns a portfolio of prospective uranium assets including a 100% interest the Thorburn Lake property, 7km east of Cameco’s Cigar Lake Mine. IsoEnergy also has the right to earn up to a 70% interest in the Radio property, adjacent to and 2km along strike from Rio Tinto’s Roughrider uranium deposit.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

www.nexgenenergy.ca

Neither the TSX nor the TSXV has approved or disapproved the contents of this press release. Neither the TSX, the TSXV nor Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes, but is not limited to, statements which respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the use of proceeds from the Offerings, completion of the Amalgamation, listing of the IsoEnergy common shares on the TSXV and its exploration objectives. Generally, but not always, forward looking-information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated, accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. NexGen undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.